Exhibit 99.4

CONSENT OF DELOITTE & TOUCHE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference of our reports dated March 26, 2007 relating to the consolidated financial statements of Yamana Gold Inc. and management’s report on the effectiveness of internal control over financial reporting in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 30, 2007